Exhibit 99.1

Tantech Holdings Ltd. Opens New R&D Center in Lishui, China

LISHUI, China, June 8, 2015 /PRNewswire/ - Tantech Holdings Ltd. (NASDAQ:TANH) opened its new R&D Center (the “Center”) on June 1, 2015 to further enhance the development of new capacitor batteries. The opening of the Center and the introduction of three distinguished researchers to lead the Center is a significant step in the continued development and utilization of Tantech’s EDLC carbon into capacitor batteries.

The primary focus of the new R&D Center will be on the development of new capacitor batteries that can function normally under extreme temperatures (-40℃ to 50℃), and allow for fast recharging, slow deploying, safe operation and increased battery life. Applications for the new capacitor batteries include, but are not limited to, electric busses, electric garbage trucks, forklifts, airport shuttles, aircraft towing vehicles, automatic guided vehicles and energy storage power stations.

The new R&D team leaders are Chief Engineer, Mr. Yuxun Yang; Chief Scientist, Dr. Limin Wang; and Senior Consultant, Mr. Yaoming Wu. Mr. Yang is an expert with more than 20 years’ experience in the battery research and manufacturing industry. Mr. Yang has several achievements in the application of carbon film based materials and the research of square power batteries. Dr. Wang has been named one of the “100 Global Experts” by the Chinese Academy of Sciences. Additionally, Dr. Wang has engaged in the research of metallic material for over 20 years and is a widely known expert in the research of hydrogen storage alloys, storage battery and the development of entropy of hydrogen storage alloys used in high-capacity NiMH battery in wide temperature region. Mr. Wu has focused his research in rare earth hydrogen storage alloy materials for over 20 years. Mr. Wu also participated in several national high-tech R&D programs and other projects sponsored by the Chinese National Science Foundation and the Chinese Academy of Sciences. Both Dr. Wang and Mr. Wu are prominent research associates at Changchun Institute of Applied Chemistry, Chinese Academy of Sciences.

About Tantech Holdings Ltd.

We are a specialized manufacturer of bamboo charcoal based products focused primarily on household products, EDLC carbon and low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK Group Limited in Hong Kong and its majority-owned Chinese subsidiary, Zhejiang Tantech Bamboo Technology Co., Ltd (“Tantech Bamboo”). Tantech Bamboo is engaged in the production and distribution of household products. Through Tantech Bamboo’s wholly owned Chinese subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd (“Tantech Charcoal”), we conduct trading business, including the export of charcoal products; through Tantech Bamboo’s wholly owned Chinese subsidiary, Zhejiang Tantech Energy Technology Co., Ltd (“Tantech Energy”), we manufacture EDLC carbon and low emission BBQ charcoal.

Our household products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name “Charcoal Doctor”. Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents.

For more information about Tantech Holdings Ltd. please visit:
http://www.tantech.cn/en/index.asp

For more information please contact:

Tantech Holdings Ltd

Ms. Ye Ren

IR Manager

+86-578-261-2869

ir@tantech.cn

Investor Relations

Mr. David L. Richmond

+1-585-314-1619

yantsee@aol.com